

Mail Stop 3561

January 30, 2018

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road, Suite K
Corte Madera, CA 94925

> **Re: RH**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Response Dated January 16, 2018**
> **File No. 001-35720**

Dear Mr. Friedman:

We have reviewed your January 16, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our January 2, 2018 letter.

Form 10-K for the Fiscal Year Ended January 28, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Goodwill and Long-Lived Assets, page 58

1. We note your response to comment 2. We also note that you have discrete financial information available at the individual store level via the monthly individual store P&L reports. Please address the following comments:

   - Refer to the last bullet of comment 4 in your response dated December 4, 2017. There appear to be situations which could lead to impairment charges for assets at an individual retail location for reasons other than identifying a specific store for closure. For example, your response indicated that if macro-economic matters negatively impact a specific market, you would consider whether an individual store's ability to contribute to the asset group had been negatively impacted and whether an impairment charge should be recorded. Describe to us in further detail the situation you were contemplating in that previous response and tell us how you would assess whether a store's contribution to the asset group had been negatively impacted and what amount of impairment charge should be recorded.

- In light of the fact that discrete financial information is available at the individual store level through the monthly individual store P&L statements, please explain to us in further detail how you concluded the lowest level of identifiable cash flows that are largely independent of other cash flows are the RH and Waterworks operating segments. As part of your response, please tell us whether items purchased online are ever returned to stores, and if so, whether and how that is reflected in the individual store P&L statements. Also tell us in more detail why you believe your non-store sales could not be allocated to individual stores or groups of stores in a meaningful way to create identifiable cash flows that are largely independent of the cash flows of other assets and liabilities at some level below the operating segment level. For example, it appears you could allocate non-store sales to individual stores based on the individual store closest to the delivery zip code or could allocate non-store sales within a state to the group of stores within that state.

- Please tell us in more detail how you considered the applicability of Example 4 contained in ASC 360-10-55-35 and 55-36 to your fact pattern. It appears that you open and close individual stores that are individual sources of cash flows and that these decisions are based on forecasted or actual retail store results that do not include non-store sales.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products